SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 5)

Assured Guaranty Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title and Class of Securities)

G0585R106

(CUSIP Number)

WL Ross Group, L.P.

1166 Avenue of the Americas

New York, New York 10036

Attention: Michael J. Gibbons

Telephone number: (212) 826-1100

Facsimile Number: (212) 317-4891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)

CUSIP No. G0585R106	Schedule 13D/A	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 16,016,396 (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 16,016,396 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,016,396 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”). WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV.
(2)	Represents the aggregate number of shares which Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. can be deemed to share voting and dispositive power. Fund IV holds 12,950,465 shares directly.

CUSIP No. G0585R106	Schedule 13D/A	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 16,016,396 (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 16,016,396 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,016,396 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Associates III LLC is the general partner of WLR Recovery Fund III, L.P. (“Fund III”). WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates III LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III.
(2)	Represents the aggregate number of shares which Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. can be deemed to share voting and dispositive power. Fund III holds 1,348,803 shares directly.

CUSIP No. G0585R106	Schedule 13D/A	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 16,016,396 (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 16,016,396 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,016,396 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Invesco WLR IV Associates LLC is the general partner of WLR IV Parallel ESC, L.P. (“Parallel Fund”). Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel investments as Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Represents the aggregate number of shares which Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. can be deemed to share voting and dispositive power. Parallel Fund holds 44,616 shares directly.

CUSIP No. G0585R106	Schedule 13D/A	Page 5 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 16,016,396 (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 16,016,396 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,016,396 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)	WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Master Co-Investment, L.P. (“WLR/GS Fund”). WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	Represents the aggregate number of shares which Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. can be deemed to share voting and dispositive power. WLR/GS Fund holds 627,310 shares directly.

CUSIP No. G0585R106	Schedule 13D/A	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR AGO Co-Invest, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 16,016,396 (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 16,016,396 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,016,396 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Associates IV LLC is the general partner of WLR AGO Co-Invest, L.P. (“Co-Invest Fund”). WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC can be deemed to share voting and dispositive power over the shares to be held by Co-Invest Fund.
(2)	Represents the aggregate number of shares which Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. can be deemed to share voting and dispositive power. Co-Invest Fund holds 1,045,202 shares directly.

CUSIP No. G0585R106	Schedule 13D/A	Page 7 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 16,016,396 (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 16,016,396 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,016,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P. (“Fund IV”). WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV.
(2)	Represents the aggregate number of shares which Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. can be deemed to share voting and dispositive power. Fund IV holds 12,950,465 shares directly.

CUSIP No. G0585R106	Schedule 13D/A	Page 8 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates III LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 16,016,396 (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 16,016,396 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,016,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates III LLC is the general partner of WLR Recovery Fund III, L.P. (“Fund III”). WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates III LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III.
(2)	Represents the aggregate number of shares which Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. can be deemed to share voting and dispositive power. Fund III holds 1,348,803 shares directly .

CUSIP No. G0585R106	Schedule 13D/A	Page 9 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 16,016,396 (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 16,016,396 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,016,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON IA

(1)	Invesco WLR IV Associates LLC is the general partner of WLR IV Parallel ESC, L.P. (“Parallel Fund”). Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel investments as Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Represents the aggregate number of shares which Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. can be deemed to share voting and dispositive power. Parallel Fund holds 44,616 shares directly.

CUSIP No. G0585R106	Schedule 13D/A	Page 10 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 16,016,396 (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 16,016,396 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,016,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON IA

(1)	Invesco WLR IV Associates LLC is the general partner of WLR IV Parallel ESC, L.P. (“Parallel Fund”). Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel investments as Fund IV. Accordingly, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Represents the aggregate number of shares which Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. can be deemed to share voting and dispositive power. Parallel Fund holds 44,616 shares directly.

CUSIP No. G0585R106	Schedule 13D/A	Page 11 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Master Co-Investment GP LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 16,016,396 (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 16,016,396 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,016,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON IA

(1)	WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Master Co-Investment, L.P. (“WLR/GS Fund”). WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	Represents the aggregate number of shares which Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. can be deemed to share voting and dispositive power. WLR/GS Fund holds 627,310 shares directly.

CUSIP No. G0585R106	Schedule 13D/A	Page 12 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 16,016,396 (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 16,016,396 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,016,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON IA

(1)	WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC (the general partner of Fund IV and Co-Invest Fund), WLR Recovery Associates III LLC (the general partner of Fund III) and WLR Master Co-Investment GP, LLC (the general partner of WLR/GS Fund). Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. can be deemed to share voting and dispositive power over the shares held directly by Fund IV, Co-Invest Fund, Fund III and WLR/GS Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, WL Ross Group, L.P. can be deemed to share voting and dispositive power over the shares held directly by Parallel Fund.
(2)	Represents the aggregate number of shares which Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. can be deemed to share voting and dispositive power.

CUSIP No. G0585R106	Schedule 13D/A	Page 13 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 16,016,396 (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 16,016,396 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,016,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2)
14	TYPE OF REPORTING PERSON IA

(1)	El Vedado is the general partner of WL Ross Group, L.P., the managing member of WLR Recovery Associates IV LLC (the general partner of Fund IV and Co-Invest Fund), WLR Recovery Associates III LLC (the general partner of Fund III) and WLR Master Co-Investment GP, LLC (the general partner of WLR/GS Fund). Wilbur L. Ross, Jr. is the managing member of El Vedado. Accordingly, Wilbur L. Ross, Jr., El Vedado LLC, and WL Ross Group, L.P. can be deemed to share voting and dispositive power over the shares held directly by Fund IV, Co-Invest Fund, Fund III and WLR/GS Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, El Vedado can be deemed to share voting and dispositive power over the shares held directly by Parallel Fund.
(2)	Represents the aggregate number of shares which Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. can be deemed to share voting and dispositive power.

CUSIP No. G0585R106	Schedule 13D/A	Page 14 of 19 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,588 (3)
8 SHARED VOTING POWER 16,016,396 (2)
9 SOLE DISPOSITIVE POWER 7,588 (3)
10 SHARED DISPOSITIVE POWER 16,016,396 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,023,984 (1) (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (2) (3)
14	TYPE OF REPORTING PERSON IN

(1)	Wilbur L. Ross, Jr. is the managing member of El Vedado. El Vedado is the general partner of WL Ross Group, L.P., the managing member of WLR Recovery Associates IV LLC (the general partner of Fund IV and Co-Invest Fund), WLR Recovery Associates III LLC (the general partner of Fund III) and WLR Master Co-Investment GP, LLC (the general partner of WLR/GS Fund). Accordingly, Wilbur L. Ross, Jr., El Vedado LLC, and WL Ross Group, L.P. can be deemed to share voting and dispositive power over the shares held directly by Fund IV, Co-Invest Fund, Fund III and WLR/GS Fund. Invesco WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, Mr. Ross can be deemed to share voting and dispositive power over the shares held directly by Parallel Fund.
(2)	Represents the aggregate number of shares which Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. can be deemed to share voting and dispositive power.
(3)	On May 7, 2009, Wilbur L. Ross, Jr. (“Mr Ross”) was granted 4,043 restricted shares of Assured Guaranty Ltd. (“AGO”) common stock as an annual retainer. On May 8, 2008, Mr. Ross was granted 3,545 restricted shares of AGO common stock which restrictions have since lapsed.

Amendment No. 5 to Schedule 13D

This Amendment No. 5 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D originally filed on March 10, 2008 (the “Schedule 13D”), the Schedule 13D/A filed on April 9, 2008 (the “First Schedule 13D/A”), the Schedule 13D/A filed on May 7, 2008 (the “Second Schedule 13D/A”), the Schedule 13D/A filed on September 19, 2008 (the “Third Schedule 13D/A”) and the Schedule 13D/A filed on November 14, 2008 (the “Fourth Schedule 13D/A”) by WLR Recovery Fund L.P. IV, WLR Recovery Fund III, L.P., WLR IV Parallel ESC, L.P., WLR AGO Co-Invest, L.P., WLR Recovery Associates IV LLC, WLR Recovery Associates III LLC, Invesco WLR IV Associates LLC, Invesco Private Capital, Inc., WLR/GS Master Co-Investment, L.P., WLR Master Co-Investment GP LLC, WL Ross Group, L.P., El Vedado, LLC and Wilbur L. Ross, Jr. (each, a “Reporting Person” and collectively, the “Reporting Persons”). All capitalized terms used without definition in this Schedule 13D/A shall have the meanings set forth in the Schedule 13D, the First Schedule 13D/A, the Second Schedule 13D/A, the Third Schedule 13D/A and the Fourth Schedule 13D/A.

This Schedule 13D/A amends the Schedule 13D, the First Schedule 13D/A, the Second Schedule 13D/A, the Third Schedule 13D/A and the Fourth Schedule 13D/A as follows:

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

The names of the persons filing this Statement (collectively, the “Reporting Persons”) are:

•	WLR Recovery Fund IV, L.P. (“Fund IV”)

•	WLR Recovery Fund III, L.P. (“Fund III”)

•	WLR IV Parallel ESC, L.P. (“Parallel Fund”)

•	WLR/GS Master Co-Investment, L.P. (“WLR/GS Fund”)

•	WLR AGO Co-Invest, L.P. (“Co-Invest Fund”)

•	WLR Recovery Associates IV LLC, the general partner of Fund IV and Co-Invest Fund

•	WLR Recovery Associates III LLC, the general partner of Fund III

•	Invesco WLR IV Associates LLC, the general partner of Parallel Fund

•	Invesco Private Capital, Inc., the managing member of the general partner of Parallel Fund

•	WLR Master Co-Investment GP LLC, the general partner of WLR/GS Fund

•	WL Ross Group, L.P. (“WLR Group”), the managing member of the general partner of Fund IV, Fund III, WLR/GS Fund and Co-Invest Fund

•	El Vedado, LLC, the general partner of WLR Group

•	Wilbur L. Ross, Jr., the managing member of the general partner of WLR Group

The principal business office for each of the Reporting Persons other than Mr. Ross and El Vedado, LLC is c/o WL Ross Group, L.P., 1166 Avenue of the Americas, New York, New York 10036. The principal business office for Mr. Ross and El Vedado, LLC is 319 Clematis Street, Room 1000 (10 Floor), West Palm Beach, Florida 33401. The principal occupation of each of the Reporting Persons is investments.

None of the Reporting Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ross is a citizen of the United States of America. WL Ross Group, L.P. and El Vedado, LLC are organized under the laws of the State of New York. WLR/GS Master Co-Investment, L.P. is organized under the laws of the Cayman Islands. WLR AGO Co-Invest, L.P. is organized under the laws of Bermuda. Each of the other Reporting Persons that is an entity is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

This additional paragraph is added to the end of Item 4 of the Schedule 13D as follows:

Each of the WLR Funds paid the public offering price of $11.00 per share for the aggregate purchase price of $3,557,400 for Fund III, $33,795,300 for Fund IV, $127,050 for Parallel Fund, $1,821,050 for WLR/GS Fund and $3,049,200 for Co-Invest Fund. The WLR Funds used cash invested in their respective funds by their limited partners.

Item 4.	Purpose of the Transaction.

These additional paragraphs are added to the end of Item 4 of the Schedule 13D as follows:

On June 24, 2009, Fund III, Fund IV, Parallel Fund, WLR/GS Fund and Co-Invest Fund (the “WLR Funds”) purchased 323,400 shares, 3,072,300 shares, 11,550 shares, 165,550 shares and 277,200 shares, respectively, of Common Stock being offered by AGO in its public offering pursuant to pre-emptive rights set forth in the Investment Agreement, as amended by the Amendment and a second amendment to the Investment Agreement entered into on June 10, 2009 (together with the Amendment, the “Amendments”).

See Item 6 for additional information.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This additional paragraph is added to the end of Item 6 of the Schedule 13D as follows:

In the event that AGO elected to finance any portion of the purchase price payable under the FSA Purchase Agreement through an offering of common shares to purchasers other than Fund IV, Fund IV or its nominees had the pre-emptive rights set forth in the Investment Agreement, as amended by the Amendments. The WLR Funds exercised that right and purchased shares on June 24, 2009. The WLR Funds entered into customary lock up agreements in connection with the public offering by AGO.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2009

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC, its General Partner

By:	WL Ross Group, L.P., its Managing Member

By:	El Vedado, LLC its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.

By:	WLR Recovery Associates III LLC, its General Partner

By:	WL Ross Group, L.P., its Managing Member

By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR IV PARALLEL ESC, L.P.

By:	INVESCO WLR IV Associates LLC, its General Partner

By:	Invesco Private Capital, Inc., its Managing Member

By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

WLR/GS MASTER CO-INVESTMENT, L.P.

By:	WLR Master Co-Investment GP LLC, its General Partner

By:	WL Ross Group, L.P., its Managing Member

By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR AGO CO-INVEST, L.P.

By:	WLR Recovery Associates IV LLC, its General Partner

By:	WL Ross Group, L.P., its Managing Member

By:	El Vedado, LLC its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

INVESCO WLR IV ASSOCIATES LLC

By:	Invesco Private Capital, Inc its Managing Member

By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

INVESCO PRIVATE CAPITAL, INC.

By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P., its Managing Member

By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES III LLC

By:	WL Ross Group, L.P., its Managing Member

By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR MASTER CO-INVESTMENT GP LLC

By:	WL Ross Group, L.P., its Managing Member

By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WL ROSS GROUP, L.P.

By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By: *
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Powers of Attorney executed by the above-named officers and managing members of the reporting companies and filed with the Securities and Exchange Commission on behalf of such officers and managing members.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.